Smith & Nephew plc 15 Adam Street London WC2N 6LA England	T 44 (0) 207 401 7646 F 44 (0) 207 930 3353 www.smith-nephew.com

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Kevin Kuhar

Re:	Smith & Nephew plc Comment Letter dated August 16, 2016 Form 20-F for the Fiscal Year Ended December 31, 2015 Filed on March 4, 2016 File No. 001-14978

September 20, 2016

Dear Mr. Kuhar,

Thank you for your letter dated August 16, 2016 setting forth comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Annual Report on Form 20-F for the fiscal year ended December 31, 2015 (the “2015 Form 20-F”) of Smith & Nephew plc. In this letter, “Smith & Nephew” or the “Company” means “Smith & Nephew plc and its subsidiaries”.

To facilitate your consideration of Smith & Nephew’s response, we have included below the comments and have provided Smith & Nephew’s response immediately following.

Form 20-F for the Fiscal Year Ended December 31, 2015

Chairman’s Statement, page 2

1. In your Chairman’s statement and throughout the Overview and Financial Review sections of the filing, you present and discuss non-GAAP measures, including trading profit, trading profit margin, adjusted earnings per share, non-GAAP underlying revenue changes, trading cash flows, and trading profit to cash conversion ratio, without also presenting the related GAAP measure or GAAP basis change with greater or equal prominence as required by Item 10(e)(1)(i)(A) of Regulation S-K. Your presentations appear to give greater prominence to the non-GAAP measures than to the comparable GAAP measures which is inconsistent with the updated Compliance and Disclosure Interpretations issued on May 17, 2016. Please review this guidance when preparing your next filing.

Response

The Company has reviewed the updated Compliance and Disclosure Interpretations issued on May 17, 2016. In future filings, the Company will ensure that any non-GAAP measures are not given greater prominence than the comparable GAAP measures.

Our Products, page 16

2. Throughout this section, you discuss the non-GAAP underlying revenue change for each of your Global Product Franchises which adjusts for the effects of currency translation and the inclusion or exclusion of comparative impacts of acquisitions and disposals, respectively, without providing the required reconciliations to the most directly comparable GAAP revenue changes as required by Item 10(e)(1)(i)(B) of Regulation S-K. In future filings, please revise your presentations of non-GAAP measures to provide the required reconciliations.

Registered No. 324357 in England and Wales at the above address

Response

The Company notes the Staff’s comment and will ensure that any non-GAAP underlying revenue change measures are appropriately reconciled to the most directly comparable GAAP revenue change measures in future filings in accordance with Item 10(e)(1)(i)(B) of Regulation S-K.

3. In addition, in the graphics accompanying the discussion of each global product franchise beginning on page 16 (e.g., Knee implants, Hip implants, etc.) you present only the underlying change in revenue, a non-GAAP measure, without also presenting the comparable GAAP change. Your presentation appears to give greater prominence to the non-GAAP measures than to the comparable GAAP measures which is inconsistent with the updated Compliance and Disclosure Interpretations issued on May 17, 2016. Please review this guidance when preparing your next filing.

Response

The Company has reviewed the updated Compliance and Disclosure Interpretations issued on May 17, 2016. In future filings, the Company will ensure that any non-GAAP measures are not given greater prominence than the comparable GAAP measures.

Note 2. Business segment information, page 120

4. We note that on 1 January 2015, you transitioned to a new commercial organizational structure as part of the Group Optimization program and as result you now have one operating segment. Please describe to us the changes you implemented - including changes in leadership roles, changes in authority, changes in information reviewed, etc. - and explain how they resulted in the change in your operating segments. Tell us how you considered the guidance in paragraphs 5-10 of IFRS 8 in concluding that you now have one operating segment.

Response

Background to change in organizational structure

•	The Company was previously structured as two divisions: an Advanced Surgical Devices (“ASD”) Division and an Advanced Wound Management (“AWM”) Division. Each country in which we operate had a head of each division, reporting to a regional head who in turn reported to the heads of the ASD Division and AWM Division globally. Performance was reported and monitored at divisional level including an income statement presented in accordance with the Company’s internal trading profit measure (“trading profit”).

•	Under our current Chief Executive Officer (“CEO”), Olivier Bohuon, a strategy of simplifying our operating model and achieving a One Company approach is being executed.

•	In order to achieve this One Company approach, the Company’s operating structure was realigned. Individuals reporting to the CEO now have full accountability for (i) commercialization, (ii) global franchise positioning, (iii) R&D, and (iv) Operations, including manufacturing and supply chain. The corporate functions (including Corporate Development, Legal, Secretariat, HR, Finance, Compliance and IT (together, “the Global Corporate Functions”)) have reorganised to support this new single structure.

•	Further refinements to this structure were implemented as of January 1, 2016 and are described in further detail in our response to Item 5.

New organization structure effective 1 January 2015

Following the realignment of our organization, from an operational perspective, the Company was structured during 2015 as follows:

•	The business was managed as one profit centre under delegated authority from the Board of Directors by the CEO and his Commercial and Operations Committee team (together, “CommOps”). This new structure was globally integrated such that individual Selling Regions and the Global Functions (Global Functions comprises Global Operations, Global Research & Development, Global Strategic Franchise Positioning and the Global Corporate Functions) did not operate in isolation (for example manufacturing is an essential upstream activity without which there could be no sales and marketing). The changes in leadership roles, authority and information reviewed included:

o	Presidents reporting directly to the CEO took responsibility for the delivery of sales growth in geographical regions (“Selling Regions”)

o	The role of President AWM changed from a Divisional role to become responsible for the sales growth in AWM products in the US region only

o	The role of President ASD and LATAM changed from a Divisional role to become responsible for the sales growth in ASD products in the US region and all products in the LATAM region

o	The Global Research and Development and Strategic Franchise positioning was the responsibility of the President ASD and LATAM for the global products within the hip implants, knee implants, sports medicine joint repair, arthroscopic enabling technology, trauma & extremities and other surgical business franchises and the President AWM for the global products within the advanced wound care, advanced wound devices and advanced wound bioactives franchises.

o	Information for Global Operations and the Global Corporate Functions was reviewed for the Company as a whole, not allocated to the Selling Regions and no longer split between the ASD Division and the AWM Division. Information related to Global Research and Development and Strategic Franchise positioning was presented separately from the Selling Regions. Discrete financial information for the ASD and AWM Divisions was no longer reviewed.

•	All significant decisions regarding resource allocation were made by CommOps as a body, recognising the integrated nature of the global business. In particular all business development, research and development, capital expenditure and corporate support activities were managed and operated on a global basis. Resources were allocated on a project-by-project basis, by CommOps as the Chief Operating Decision Maker (“CODM”) to projects that often involve more than one Selling Region, and Global Functions. Although CommOps members representing Global Functions were individually responsible for the implementation of decisions made by CommOps within their respective areas, it is at the CommOps level that these resource allocation decisions were made.

•	Prior to these changes management reviewed profitability and allocated resources for the ASD Division and the AWM Division independently. Functions such as global franchise positioning, R&D, manufacturing and supply chain were included within divisional profitability measures and resources allocated as part of the respective divisions.

Technical application of IFRS 8 (paragraphs 5-10)

IFRS 8 paragraph 5 stipulates that an operating segment is a component of an entity:

(a)	that engages in business activities from which it may earn revenues and incur expenses;

(b)	whose operating results are regularly reviewed by the entity’s CODM to make decisions about resources to be allocated to the segment and assess its performance; and

(c)	for which discrete financial information is available.

Smith & Nephew’s business earns revenues (i) at the individual component level in each of its product franchises and (ii) in individual countries. Smith & Nephew’s product franchises comprise: Knee Implants; Hip Implants; Sports Medicine Joint Repair; Arthroscopic Enabling Technologies, Trauma & Extremities; Other Surgical Businesses; Advanced Wound Care; Advanced Wound Devices and Advanced Wound Bioactives.

During 2015, CommOps as the CODM reviewed Company revenues both at (i) the product franchise level and (ii) the Selling Region level. It also reviewed operating results at the revenue and trading profit level for the Company as a whole.

Given that they do not earn independent revenues, and considering IFRS 8 paragraph 6 it was concluded that the Global Functions do not form an operating segment or segments in their own right.

CommOps allocated resources to projects within Smith & Nephew considering the costs and potential returns for the Company as a whole. CommOps did not allocate resources to Selling Regions, Global Functions or product franchises and only allocated resources on a project-by-project basis. Consequently, and being mindful that projects often cross a number of functions and/or regions, in light of the criteria in IFRS 8 paragraph 5(b), it was determined that the segment that the CODM uses to make decisions about resource allocation was the Company as a whole. For example a decision to invest in a new product or manufacturing asset would be taken by CommOps considering the expected return for the Company as whole.

Accordingly it was concluded that the Company as a whole is the lowest level that satisfies all three of the criteria set out in IFRS 8 paragraph 5.

5. Please provide us with an organizational chart of your new management structure showing all direct reports of your CEO, identifying the members of the CommOps, and clearly showing the levels of management from your CEO through the managers of each of your cash-generating units and product groupings.

Response

The Company’s management structure as at 31 December 2015 is set out below comprising the CEO and his direct reports. Those individuals that were in the CommOps are denoted by *.

Due to the fact that at December 31, 2015, the Company’s cash-generating units (“CGU”) and product groupings were product based, whereas the management organization was based on Selling Regions and Global Functions, no individuals were responsible for the CGUs in their entirety. Product franchise leaders were responsible for product development and marketing of the nine product franchises who reported to the President ASD and LATAM and the President AWM. Additionally within individual functions and Selling Regions personnel had specific product franchise responsibilities (e.g. manufacturing), however none of these individuals were responsible for CGUs or product groupings as a whole.

For the purposes of the response to this letter all the references are to the structure that existed in 2015. The section below on the refined 2016 organizational structure is for information only.

Refined organization structure effective January 1, 2016

With effect from January 1, 2016, a new role of Chief Commercial Officer (“CCO”) has been established to lead Smith & Nephew’s global commercial strategy (all products). Selling Region Presidents with accountability for geographic regions report directly to the Chief Commercial Officer and have accountability for sales and marketing of all of the Company’s products in their regions. Additionally, a new role of President Research and Development has been established who has responsibility for leading Smith & Nephew’s R&D organization (all products). The CCO and President R&D both report directly to the CEO. As of January 1, 2016, the Company has three Selling Regions: US, EUCAN, APAC/Emerging Markets. This structure is expected to provide greater commercial focus, a better customer experience and better agility to respond quickly to changes in the Company’s markets.

As a result of the further changes in the Company’s corporate structure implemented as of January 1, 2016, the segment analysis has not changed although the CODM previously named CommOps is now called “ExCo” (Executive Committee) and consists of the CEO, CFO, CCO, Chief HR Officer, Chief Legal Officer, Chief Corporate Development Officer, Chief Compliance Officer, Company Secretary, Head of Corporate Affairs, Strategic Planning and IT, President Global Operations, President Research & Development and the three Presidents responsible for the 2016 Selling Regions.

6. To help us understand the role of the CommOps as CODM, please address the following:

i.	Tell us the title and describe the responsibilities of each member of the CommOps as well as each of the individuals who report to them.

ii.	Tell us how often the CommOps meets, the financial information it reviews to prepare for those meetings, the financial information discussed in those meetings, and who else attends those meetings.

iii.	Describe to us the key operational decisions that are made relating to your business, how those decisions are made and the information that is used to make them.

iv.	Explain how budgets are prepared, who approves the budget at each step of the process, the level of detail discussed at each step, and the level at which the CODM makes changes to the budget.

v.	Describe the level of detail communicated to the CODM when actual results differ from budgets and who is involved in meetings with the CODM to discuss budget-to-actual variances.

Response

6.i Tell us the title and describe the responsibilities of each member of the CommOps as well as each of the individuals who report to them.

The titles and responsibilities of each CommOps members are presented in the below table. The details of the individuals who report to them are included in Appendix 1 to this letter.

CommOps member	Job title

Olivier Bohuon
Responsible for the day to day running of the business, developing and implementing Company strategy, recommending the annual budget and five-year strategic and financial plan, ensuring coherent leadership of the Company, regularly reviewing organizational structure, developing executive team and planning for succession, ensuring the Chairman and Board are updated on key matters, managing the Company’s risk profile and establishing effective internal controls, setting the tone at the top with regard to compliance and sustainability matters, maintaining relationships with shareholders and advising the Board accordingly

Chief Executive Officer

Julie Brown

Responsible for supporting the CEO in developing and implementing the Company strategy, leading the global finance function, developing key finance talent and planning for succession, ensuring effective financial reporting, processes and controls are in place, recommending the annual budget and five-year strategic and financial plan and maintaining relationships with shareholders

Chief Financial Officer
Mike Frazzette Responsible for the US ASD & LATAM Selling Regions and responsible for the Global ASD franchise research and development and strategic franchise positioning	President ASD and LATAM
Elga Lohler Responsible for managing and leading the HR function	Chief HR Officer
Glenn Warner Responsible for US AWM Selling Region and responsible for the Global AWM franchise research and development and strategic franchise positioning	President AWM
Cyrille Petit Responsible for managing and leading the Corporate Development function and Global Business Services	Chief Corporate Development Officer and President Global Business Services
Diogo Moreira-Rato Responsible for the EUCAN Selling Region	President EUCAN
Matthew Stober Responsible for managing and leading the global operations function	President Global Operations
Rodrigo Bianchi Responsible for the India, Russia, Africa, Middle East and Asia Selling Region	President IRAMEA
President ANZ & Japan Responsible for the Australia, New Zealand and Japan Selling Region	President ANZ & Japan
Head of Corporate Affairs, Strategic Planning & Information Technology Responsible for all external Company communications including Investor relations & Media, Group wide strategic planning and IT	Head of Corporate Affairs, Strategic Planning & Information Technology

6.ii. Tell us how often the CommOps meets, the financial information it reviews to prepare for those meetings, the financial information discussed in those meetings, and who else attends those meetings.

During 2015, CommOps met on a monthly basis. The financial information reviewed prior to this meeting was the monthly management accounts of the Company. This consisted of Company key financial metrics including Revenue, Trading Profit, Trading Margin and Adjusted Earnings per Share (“EPSA”). It included dashboard graphics illustrating the Company results split by Selling Region compared to the prior year (after adjusting for acquisitions and disposals and on a constant currency basis). The information also included the revenue for the period, cumulative year-to-date and full year forecast split both by Selling Region and by product franchise.

The regular attendees of CommOps were those members shown in item 6.i. Other persons were invited to attend on an ad hoc basis by invitation to present on specific subjects.

6.iii Describe to us the key operational decisions that are made relating to your business, how those decisions are made and the information that is used to make them.

Key operational decisions taken by CommOps as a body included key individual investment decisions regarding new product development; investment in R&D including clinical programmes; acquisitions (through its M&A sub-committee) and disposals, investment in new manufacturing facilities or moving operations to new geographies (e.g. China); commercial strategies (in each case, subject to matters reserved to the Board). These operational decisions were made on a project-by-project basis.

Projects presented to CommOps included financial and non-financial information for the project as a whole including elements that were reported in Global Functions and Selling Regions. Using this information, which included assessment of the overall impact on the Company financial performance, CommOps made decisions on those projects to which to allocate resources. For example, investment in a new product in development was considered in the context of its sales potential and the resources required to support it across manufacturing, supply chain and distribution, sales and marketing for the business globally, not on a Global Function or Selling Region basis. Once resources were allocated, the execution of the plan was the responsibility of one or more individual members of CommOps with an ongoing responsibility to report results and progress.

The way in which CommOps made operational decisions and allocated resources to projects and monitored performance is set out below.

Examples of projects that constitute key operational decisions made by CommOps are provided below:

Global Research & Development. The costs of research and development (“R&D”) were managed by CommOps project-by-project on a global basis.

R&D projects were recommended to CommOps. With input from the R&D leads within the Company’s product franchises, CommOps assessed each recommended project based on its merit and contribution to the Company’s overall results, and approved a budget for successful proposals on a project-by-project basis.

Global Operations. The President of Global Operations has a mandate to develop strategic plans which drive the overall achievement of business and financial goals. CommOps agreed performance targets for Global Operations and approved strategic initiatives on a project-by-project basis. The President of Global Operations was responsible and accountable for implementation of those decisions.

Example: The Company has major manufacturing sites in China, Costa Rica, Curacao, Germany, Switzerland, the United Kingdom and the US. CommOps approved the commitment of financial resources for manufacturing sites on an individual capital project basis. For example, if a new manufacturing line was required, the capital expenditure relating to the project would be authorised and allocated by CommOps with reference to the incremental benefit the expenditure would bring to the Company’s global results. It is not funded from ongoing Global Operations budgets. Implementation of the project would be carried out under the control and direction of the Global Operations team, reporting back to CommOps as necessary.

IT: CommOps authorises investment in new IT systems. For example, a recent significant capital expenditure was the roll out of new common ERP systems across the Company. The Company’s IT Governance Board, which has global remit for IT strategy and investment, recommended this project to CommOps, which approved the requested global capital expenditure. Regional profitability was not taken into account when prioritising the roll-out of the new ERP systems across regions and countries.

Acquisitions and Divestitures: CommOps (through its M&A sub-committee) recommended and approved acquisitions (up to the limit delegated by the Board) taking into consideration several metrics including Return on Investment. Regional profitability is not taken into account when making acquisition decisions.

6.iv Explain how budgets are prepared, who approves the budget at each step of the process, the level of detail discussed at each step, and the level at which the CODM makes changes to the budget.

The Company’s 2016 budgets were prepared on a bottom up basis and proposed by the leaders of the Selling Regions and Global Functions to be presented to CommOps.

CommOps reviewed the Company’s consolidated financials and considered metrics such as revenue growth, trading margin and trading cash conversion KPIs for the Company. CommOps also considered revenue growth by Selling Region and product franchise and the forecast standard gross profit and direct selling expenses by Selling Region along with the global cost base and its optimal use in Selling Regions or Global Functions on a project-by-project basis.

CommOps then provided guidance to the Selling Regions and Global Functions on changes required. Budget meetings were then held between the Presidents of each Selling Region and each Global Function with their respective CFOs to align proposed budgets with global initiatives approved by CommOps and Regional/Functional performance expectations for the Company as a whole.

Final revised budgets for each Selling Region and Global Function were then submitted to CommOps. Once approved by CommOps, the budget for the Company was presented to the Board of Directors for final approval. No individual budget is considered approved until the Company budget is approved by the Board of Directors. Should changes be required CommOps would allocate and restrict resources to achieve the necessary overall Company budget.

6.v Describe the level of detail communicated to the CODM when actual results differ from budgets and who is involved in meetings with the CODM to discuss budget-to-actual variances.

The level of detail communicated to the CODM when comparing actual results to budget was at Company level, split for revenue into Selling Regions and product franchises. Standard Gross Profit (revenue less standard product costs at fixed exchange rates excluding the impact of production variances) and direct selling expenses were reviewed for each of the Selling Regions whilst manufacturing performance (including production variances) and other Global Corporate Function costs were reviewed globally.

The individuals involved in meetings with the CODM to discuss budget-to-actual variances include the Presidents responsible for the Selling Regions and Functional Leaders, who are members of the CommOps, and their supporting Regional or Functional CFO as well as the SVP Group Finance.

7. Describe to us the responsibilities of the six members of the CommOps who are your geographic presidents, including whether they prepare, review or approve budgets for their geographic regions, allocate resources and assess performance for their geographic regions and the information they use in doing so.

Response

The Company had six geographical Selling Regions at December 31, 2015. The Presidents with responsibility for each region are noted below:

Geographical Selling Region	Role responsible
US ASD	President ASD and LATAM
US AWM	President AWM
EUCAN	President EUCAN
LATAM	President ASD and LATAM
IRAMEA	President IRAMEA
ANJ	President ANZ and Japan

The Presidents responsible for the Selling Regions were responsible for the day to day management of the Selling Regions. This included the utilisation of the project resources allocated by CommOps to deliver sales growth and the execution of projects specific to their regions.

The Selling Region Presidents prepared the Selling Region budgets and in doing so reviewed the budgets of the countries which made up the Selling Regions they managed. They did not have the authority to approve the regional budgets; this was done by CommOps.

Selling Region budgets were made up of revenue, standard gross profit and direct selling costs. The Presidents responsible for the Selling Regions were permitted to approve the use of direct selling costs within their region in line with the Company-wide metrics that CommOps has issued to permit certain levels of growth in selling and marketing expenses in line with revenue growth. The allocation of resources was done by CommOps on a project-by-project basis, at a Company level, allocating resources between both the Selling Regions and the Global Functions.

Information used by Selling Region Presidents in assessing performance of their regions included revenue and revenue growth by country, standard gross profit and direct selling expense.

8. We note from your disclosure that you now identify nine groups of products and services that you provide to your customers. On pages 132 and 133 you indicate that you now identify four cash-generating units, or CGUs. Please respond to the following:

i.	Tell us how the changes undertaken in the optimization program resulted in a regrouping of your products and in your new CGUs.

ii.	Describe to us the business activities of each CGU, identify the products associated with each CGU and tell us what discrete financial information is available for these business activities or groups of products.

iii.	Tell us who reviews that information and how often it is prepared and reviewed.

iv.	Tell us who is held accountable for each CGU and the title and role of the person to whom this individual reports in the organization.

v.	Tell us who is held accountable for each of your product lines and the title and role of the person to whom this individual reports in the organization.

Response

8i. Tell us how the changes undertaken in the optimization program resulted in a regrouping of your products and in your new CGUs.

As a result of our optimization program, the ASD and AWM Divisions ceased to exist and the Company moved to a One Company structure with Selling Regions and Group Functions as described above. The grouping of products for CGU purposes into ASD and AWM was therefore no longer deemed appropriate and it was determined that it was necessary to revisit the groupings of products into CGUs.

In line with the requirements of IAS 36 paragraph 6, CGUs were determined as being the smallest identifiable group of assets that generate largely independent cash flows.

The identifiable core operating assets are inventory, intangible assets (except software), manufacturing tangible fixed assets and goodwill. The Company has nine product franchises as disclosed in the 2015 Form 20-F. These nine product franchises cannot themselves be CGUs as, with the exception of inventory, the core assets and groups of assets that are generating cash inflows do not exist at this disaggregated level. Manufacturing equipment and intangible assets can be attributed to distinct groups of products, which broadly match the product portfolios of the Company’s most significant acquisitions.

The product franchises were assessed as presented below:

Product franchise	Core Operating Assets				Smallest identifiable group of operating assets	Level of monitoring
	Inventory	Manufacturing assets	Intangible assets	Goodwill
Knee Implants (“Knees”)	Knees	Reconstruction	Reconstruction	Reconstruction	Reconstruction	Reconstruction
Hip Implants (“Hips”)	Hips
Trauma & Extremities (“T&E”)	T&E
Sports Medicine Joint Repair (“SMJR”)	SMJR	Other Surgical Devices	Sports Medicine	Other Surgical Devices	Other Surgical Devices	Other Surgical Devices
Arthroscopic Enabling Technologies (“AET”)	AET
Other Surgical Business (“OSB”)	OSB		OSB
Advanced Wound Care (“AWC”)	AWC	AWC & AWD	AWC & AWD	AWC & AWD	AWC & AWD	Advanced Wound Management
Advanced Wound Devices (“AWD”)	AWD
Advanced Wound Bioactives (“AWB”)	AWB	AWB	AWB	AWB	AWB

As a result of this analysis, it was concluded that the Company has four CGUs (product groupings) when applying the provisions of IAS 36 paragraphs 66-73: Reconstruction; Other Surgical Devices, Advanced Wound Care & Devices and Advanced Wound Bioactives. These are then grouped for the purposes of impairment testing as they are monitored as Reconstruction, Other Surgical Devices and Advanced Wound Management.

8ii. Describe to us the business activities of each CGU, identify the products associated with each CGU and tell us what discrete financial information is available for these business activities or groups of products.

The four product CGU’s are considered to be global product franchise families.

The major products associated with each CGU are:

Reconstruction	Hip implants, Knee implants, internal and external fixation and products used in the stabilisation of fractures and deformity correction procedures
Other Surgical Devices	Instruments and implants necessary to perform minimally invasive surgery of the joints and arthroscopic enabling systems and devices
Advanced Wound Care & Devices	Advanced Wound Care products, including infection and exudate management products, negative pressure wound therapy and surgical debridement devices
Advanced Wound Bioactives	Biopharmaceuticals for debridement, dermal repair and tissue regeneration

The Company does not routinely prepare any discrete financial information at the CGU level. Revenue is available disaggregated at the nine product franchise level.

8iii. Tell us who reviews that information and how often it is prepared and reviewed.

The product revenue information at the nine product franchise level was reviewed by CommOps on a monthly basis.

8iv. Tell us who is held accountable for each CGU and the title and role of the person to whom this individual reports in the organization.

As described in the response to item 5, and because the Company has a regional and functional structure there is no single individual in the Company who is responsible for each of our CGUs in their entirety. Rather the entire business was managed by CommOps.

8v. Tell us who is held accountable for each of your product lines and the title and role of the person to whom this individual reports in the organization.

As described in the response to item 6.i. there are individuals responsible for product development and global commercial strategy of the product franchises but these franchise leaders are not responsible for the product lines in their entirety. For example they have no responsibility for product sales or for product manufacturing. Similarly whilst the CGUs include aggregation of product franchises to align with our core operating assets, the Franchise Leaders do not necessarily cover multiple franchises.

9. We note on page 121 that you present “Other” country revenue of $2.1 billion, which is approximately 46% of your total fiscal 2015 revenue. Please revise future filings to separately present revenues from any other individual country that represents a material amount of your consolidated revenues. Refer to paragraph 33(a) of IFRS 8.

Response

The Company considered the requirements of IFRS 8 paragraph 33(a) in light of our widely geographically spread business and in our judgment no individual country other than the USA represented a material amount of our consolidated revenues. The Company will continue to keep under review whether individual country revenues are material when determining which individual countries should be disclosed. We disclose United Kingdom revenue as required by paragraph 33 of IFRS 8, being the Company’s country of domicile.

10. We note that on page 122 you present trading profit by business segment as a trend measure which presents the long-term profitability of the Group and presented to assist investors in their understanding of trends. On page 120 you disclose that this measure is the segment profit measure reported to the CommOps for the purposes of resource allocation and assessment. Considering the guidance in IFRS 8.1 and 8.20, which discusses the core principle of the standard as being to provide information to enable users of the financial statements to evaluate the nature and financial effects of the business activities in which you engage and the economic environments in which you operate, tell us why it would be appropriate to present this information in light of your conclusion that you now have one operating and reportable segment.

Response

Paragraph 21 of IFRS 8 sets out the specific information that is required to be disclosed “to give effect to the principle in paragraph 20”, which is identical to the core principle of paragraph 1. Group trading profit has been provided as the segment measure of profit which is required to be disclosed under paragraph 21 to give effect to paragraphs 1 and 20.

Note 8. Goodwill, page 132

11. We note that you have identified four CGUs and that you have aggregated the Advanced Wound Care & Devices and Bioactive CGUs together to become the “Advanced Wound Management” CGU. Please provide to us your analysis of how you concluded that aggregation is appropriate for these CGUs under paragraph 80 of IAS 36.

Response

For the purpose of goodwill impairment testing, the Advanced Wound Care and Advanced Wound Devices (“AWC and AWD”) and Advanced Wound Bioactives (“AWB”) CGUs have been aggregated into Advanced Wound Management (“AWM”), as this is the level at which goodwill is monitored and level at which the economic benefits relating to the goodwill within these CGUs is realised.

The aggregated product groups CGU was further considered in light of the additional guidance in IAS 36, BC139 that sets out it was important to the IASB that goodwill should be tested for impairment at a level at which information about the operations of an entity and the assets that support them is provided for internal reporting purposes. Paragraph 80 specifically states that each unit to which goodwill is allocated shall represent the lowest level within the entity at which the goodwill is monitored for internal management purposes.

The AWB, AWC and AWD franchises are monitored in aggregate. For example whilst there are separate product franchise leaders for Sports Medicine and Reconstruction (the other CGUs), there are not separate product franchise leaders for AWC & AWD and AWB, rather there is one individual responsible for product development and global commercial strategy of the Advanced Wound Management product franchises.

Non-GAAP financial information, page 177

12. We note on pages 178 through 180 that you present the reconciliations of your non-GAAP measures to the most directly comparable GAAP measures in the form of a full non-GAAP income statement, a presentation that gives greater prominence to the non-GAAP measures and is inconsistent with Question 102.10 of the updated Compliance and Disclosure Interpretations issued on May 17, 2016. Please review this guidance when preparing your next filing.

Response

The Company has presented the table in order to reconcile the non-GAAP trading results to the most comparable GAAP measure. This statement also includes the non-GAAP measure of earning per share “EPSA” which is also a key metric for the Company. The disclosure of this additional measure of earnings has been disclosed in accordance with IAS 33 paragraphs 73 and 74 in the notes to the financial statements. However, the Company notes the guidance provided in Question 102.10 of the updated Compliance and Disclosure Interpretations issued on May 17, 2016, and will prepare its future filings accordingly.

Contractual obligations, page 181

13. We note on page 138 that you have a long-term liability for private placement notes of $1.1 billion as of December 31, 2015. Please tell us why you did not include this amount in your table of contractual obligations. Refer to Item 5.F of Form 20-F.

Response

The Company has provided full disclosure of the private placement notes including their maturity within Note 15 “Cash and Borrowings” of the notes to the Group accounts.

However, the Company recognises, on further review of Section 5.F of the Form 20-F instructions, that this should also be included in the contractual commitments disclosure and to the extent relevant will include private placement notes in this disclosure in its future filings.

Exhibit 15.3

14. We note that your former independent accountants opined upon your consolidated financial position as of December 31, 2014 and 2013. However, we note from page 114 that you did not include the December 31, 2013 balance sheet in the filing. Please have your independent accountants revise their audit report in future filings to opine only on the financial statements included in the filings.

Response

We have agreed with our former independent accountants that in future filings they will opine only on the financial statements included in the filings.

The Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In our response to the Staff’s comments, we have proposed to amend the wording of certain disclosures in our future filings. We are doing that to respond to those comments and not because we believe our prior filings are deficient or inaccurate. Accordingly, any changes in subsequent filings should not be viewed as an admission that prior disclosures were in any way deficient or inaccurate.

I hope that you find our responses full and helpful in addressing your questions. Please let me know if we can provide you with any further assistance at this stage. I look forward to hearing from you once you have had the opportunity to consider our responses.

Yours sincerely

/s/ Julie Brown

Julie Brown

Chief Financial Officer

Appendix 1

6. To help us understand the role of the CommOps as CODM, please address the following:

i.	Tell us the title and describe the responsibilities of each member of the CommOps as well as each of the individuals who report to them.

In addition to the information included in the main letter, please find the full detail, including the individuals who report to each member of the CommOps, below.

CommOps member	Job title

Olivier Bohuon
Responsible for the day to day running of the business, developing and implementing Company strategy, recommending the annual budget and five-year strategic and financial plan, ensuring coherent leadership of the Company, regularly reviewing organizational structure, developing executive team and planning for succession, ensuring the Chairman and Board are updated on key matters, managing the Company’s risk profile and establishing effective internal controls, setting the tone at the top with regard to compliance and sustainability matters, maintaining relationships with shareholders and advising the Board accordingly

Direct reports (in addition to the members of the CommOps described in response to Question 5):

•    Company Secretary

Responsible for support to the Board and its committees, including governance practices and company secretarial matters

•    Chief Legal Officer

Responsible for managing the Legal Function

•    Chief Risk & Compliance Officer

Responsible for managing the Compliance Function

•    Personal Assistant Chief Executive

Chief Executive Officer

Julie Brown

Responsible for supporting the CEO in developing and implementing the Company strategy, leading the global finance function, developing key finance talent and planning for succession, ensuring effective financial reporting, processes and controls are in place, recommending the annual budget and five-year strategic and financial plan and maintaining relationships with shareholders

Direct reports:

•    CFO ASD & LATAM

Responsible for commercial financial support of the US ASD and LATAM Selling Regions and Global ASD franchise research and development and strategic franchise positioning

•    CFO EUCAN

Responsible for commercial financial support of the EUCAN Selling Region

•    CFO AWM

Responsible for commercial financial support of the US AWM Selling Region and Global AWM franchise research and development and strategic franchise positioning

•    CFO IRAMEA & ANJ

Chief Financial Officer

Responsible for commercial financial support of the IRAMEA and ANJ Selling Regions

•    CFO Global Operations and IT

Responsible for commercial financial support of the Global Operations and IT functions.

•    Corporate Finance Director

Responsible for commercial finance support of the Corporate Development function

•    SVP Tax

Responsible for all Company tax activities

•    SVP Finance Operations

Responsible for all transactional and outsourced finance activities

•    SVP Group Finance

Responsible for Company financial reporting

•    Group Treasurer

Responsible for all Treasury activities

•    Personal Assistant CFO & Group Treasurer

Mike Frazzette

Responsible for the US ASD & LATAM Selling Regions and responsible for the Global ASD franchise research and development and strategic franchise positioning

Direct reports:

•    President Global Orthopaedic Franchises

Responsible for the management of our global orthopaedic product franchises from a strategic marketing and research perspective.

•    SVP Marketing

Responsible for US professional education framework and healthcare economics activities.

•    SVP LATAM region

Responsible for Sales & Marketing of Orthopaedic and Wound Management products in the LATAM Selling Region

•    SVP Marketing Services & Communications

Responsible for all Sales & Marketing communications in US ASD and LATAM Selling Regions

•    SVP Research and Emerging Technologies

Responsible for the global research and development activities for the ASD product lines

•    SVP/CMO

Responsible for global medical and scientific affairs across ASD product lines

•    SVP Strategic Initiatives

Responsible for commercial logistics and supply chain initiatives for the US ASD Selling Region

•    SVP ENT & GYN

Responsible for Sales & Marketing of Ear, Nose & Throat and Gynaecology products in the US Selling Region

•    VP US Commercialization

Responsible for sales of Hip Implant and Knee Implant products in the US

President ASD and LATAM

Selling Region

•    VP US Sales Sports Medicine

Responsible for sales of Sports Medicine products in the US Selling Region

•    SVP & General Manager US Syncera

Responsible for sales & marketing of Syncera products in the US Selling Region

•    VP US Sales Trauma & Extremities

Responsible for sales of trauma & extremities products in the US Selling Region

•    Executive Assistant

Elga Lohler

Responsible for managing and leading the HR function

Direct reports:

•    SVP Global Rewards & HRIS

Responsible for Group reward and recognition strategy including Executive compensation

•    SVP Global Talent

Responsible for talent acquisition and talent management across the Company

•    SVP Human Resources Established Markets

Responsible for HR strategy in Established Markets

•    VP HR EUCAN

Responsible for HR strategy in EUCAN

•    SVP Human Resources Global Operations and Corporate Functions

Responsible for HR strategy in Global Operations and Corporate Functions

•    SVP HR IRAMEA

Responsible for HR strategy in IRAMEA

•    VP Internal Communications

Responsible for Group Internal Communication

•    VP Sustainability, Health, Safety & Environment

Responsible for Group strategy on Sustainability, Health, Safety & Environment

•    Personal assistant to Chief HR officer

Chief HR Officer

Glenn Warner

Responsible for US AWM Selling Region and responsible for the Global AWM franchise research and development and strategic franchise positioning

Direct reports:

•    SVP and Chief Medical Officer AWM R&D

Responsible for management of global research and development activities and medical/scientific affairs for wound management product franchises

•    SVP Advanced Wound Care SBU

Responsible for global marketing strategies and activities for Advanced Wound Care and Advanced Wound Device product franchises

•    President North America AWM

Responsible for sales and marketing activities for AWM US Selling Region

President AWM
• Executive Admin Assistant

Cyrille Petit

Responsible for managing and leading the Corporate Development function and Global Business Services

Direct reports:

•    SVP Corporate Development

Responsible for all mergers, acquisitions and divestments related to ASD product franchises

•    Vice President Corporate Development Advanced Wound Management

Responsible for all mergers, acquisitions and divestments related to AWM product franchises

•    Process Excellence Manager

Responsible for Global Business Services process optimisation

•    Vice President Corporate Development

Responsible for mergers, acquisitions and divestments related to the all EUCAN and LATAM Selling Regions and the integration office

•    Vice President Corporate Development Emerging markets & International markets

Responsible for all mergers, acquisitions and divestments related to the IRAMEA Selling Region

•    Facilities Senior Director

Responsible for Smith & Nephew’s global facilities and real estate portfolio

•    Group Director Indirect Materials

Responsible for Indirect Procurement

•    Personal assistant to Corporate Development Officer

Chief Corporate Development Officer and President Global Business Services

Diogo Moreira-Rato

Responsible for the EUCAN Selling Region

Direct reports:

•    SVP and General Manager

Responsible for NCEED Region (Nordics, Central Eastern Europe & Distributors incl. Austria, Poland, Switzerland) for entire S&N product portfolio

•    Managing Director Canada

Responsible for running the commercial business in Canada

•    Managing Director France

Responsible for running the commercial business in France

•    Managing Director Germany

Responsible for running the commercial business in Germany

•    Managing Director Iberia

Responsible for running the commercial business in Spain & Portugal

•    Managing Director Italy

Responsible for running the commercial business in Italy

•    Managing Director UKI

Responsible for running the commercial business in the UK & Ireland

•    SVP Marketing Ortho Franchises

President EUCAN

Responsible for overseeing the formulation of marketing strategies and tactical execution including pricing, selection or market segments, product portfolio assessment and development for Ortho franchises

•    Medical Education Vice President

Responsible for development and delivery of professional product education to our customers – covering EUCAN region.

•    SVP Marketing Strategic initiatives AWM

Responsible for overseeing the formulation of marketing strategies and tactical execution including pricing, selection or market segments, product portfolio assessment and development for the Wound business

• Executive assistant

Matthew Stober

Responsible for managing and leading the Global Operations function

Direct reports:

•    SVP Global Operations AWM

Responsible for all Operations across sites producing the AWM franchise products

•    SVP Global Process Optimization

Responsible for ensuring the global delivery of all business operations processes

•    SVP Quality Affairs

Responsible for the Company’s quality system

•    VP Global Regulatory Affairs

Responsible for the registration of all products across the business

•    VP Global Strategic Procurement

Responsible for all production related material purchases and third party supply

•    SVP Supply Chain

Responsible for delivering optimised distribution and inventory management globally

•    Divisional SVP Operations

Responsible for all Operations across sites producing ASD franchise products

•    VP Advanced Manufacturing Engineering

Responsible for new product introduction into Operations facilities globally

•    SVP Global Operations

Responsible for network strategy and other strategic projects

•    VP Global Divisional Strategic Procurement

Responsible for purchases of part of the product portfolio

•    Executive assistant

President Global Operations

Rodrigo Bianchi

Responsible for the India, Russia, Africa, Middle East and Asia Selling Region (“IRAMEA”)

Direct reports:

•    Managing Director, ASEAN & India

Responsible for sales in Singapore, Malaysia, Thailand and India

President IRAMEA

•    SVP Strategic Marketing AWM IRAMEA

Responsible for overseeing the formulation of marketing strategies and tactical execution for AWM franchise products in the IRAMEA selling region

•    Senior Country Director, Russia

Responsible for sales in Russia

•    Regional Managing Director, South Africa

Responsible for sales in South Africa

•    Managing Director, Korea

Responsible for sales in Korea

•    Managing Director, Greater China

Responsible for sales in Greater China

•    Regional Managing Director MENAT

Responsible for sales in the Middle East, North Africa & Turkey

•    SVP Mid-Tier Businesses IRAMEA

Responsible for running the commercial Mid-Tier business in the IRAMEA Selling Region

•    Integration Manager

Responsible for integration of acquired company in Russia

•    SVP ASD Marketing IRAMEA

Responsible for overseeing the formulation of marketing strategies and tactical execution for ASD franchise products in the IRAMEA Selling Region

•    Executive Assistant to President & CFO

President ANZ & Japan

Responsible for the Australia, New Zealand and Japan Selling Region

Direct reports:

•    Managing Director ANZ

Responsible for sales in Australia and New Zealand

•    Managing Director Japan

Responsible for sales in Japan

•    Executive Assistant

President ANZ & Japan

Head of Corporate Affairs, Strategic Planning & Information Technology

Responsible for all external Company communications including Investor Relations & Media, Group wide strategic planning and IT

Direct reports:

•    SVP Government Affairs & Reimbursement

Responsible for all government affairs and reimbursement matters

•    Chief Information Officer

Responsible for all information systems

•    VP Investor Relations

Responsible for dealing with Company investors

•    Director Digital Communications

Head of Corporate Affairs, Strategic Planning & Information Technology

Responsible for all digital communications activities

•    VP Corporate Communications

Responsible for all corporate and crisis communication

•    Director Market Research & Investor Relations

Responsible for market research activities

•    Corporate Brand Director

Responsible for Corporate branding activities

•    Executive assistant for Corporate Affairs department